AURIZON

Aurizon Mines Ltd.
2006 FINANCIAL REPORT

Growth in Gold

The Company

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".

Top from left to right: Normand Allaire, Laurent Eustache, Denis Matte
Bottom from left to right: Sag and ball mill grinding circuits, Gold bars from pour at Casa Berardi

CASA BERARDI
ONTARIO
QUEBEC
QUEBEC
JOANNA
Rouyn-Noranda
Val d'Or
Amos
KIPAWA
North Bay
AURIZON

Abitibi, Quebec

- Politically stable
- Pro-mining jurisdiction
- Favourable geology
- Developed infrastructure
- Skilled miners
- Mining service companies
- Experienced, skilled mining talent

Aurizon's Major Property Interests

Location	Property	Metals	Status
Quebec, Canada	Casa Berardi	Gold	Producer
Quebec, Canada	Joanna	Gold	Exploration
Quebec, Canada	Kipawa	Gold/Uranium	Exploration

Front Cover: Gold Pour at Casa Berardi Mine

REPORT TO SHAREHOLDERS

Fellow Shareholders,

In last year's letter I reported to you the great personal satisfaction I felt as I witnessed the transformation of Casa Berardi from development status to producing gold mine. This year, I am pleased to report that we have completed construction at Casa Berardi, and we are producing gold.

In 2006, many milestones were reached as we completed construction of Canada's new gold mine. On the corporate front, we increased both our shareholder base and our trading volumes in the United States, thereby increasing liquidity in our shares. We raised over C$15 million in equity to advance exploration at Casa Berardi during 2006. We closed a C$75 million debt facility to finance the completion of construction at Casa Berardi and minimize equity dilution. Shareholders have been rewarded as our market capitalization has doubled to more than C$600 million.

At the Casa Berardi site, we constructed and commissioned a new production shaft, completed definition drilling of, and commenced gold production from Zone 113. The mill was completely rehabilitated and improvements made to the gravity circuit to improve gold recoveries. Our mining equipment fleet was also rehabilitated in order to avoid the escalating costs and lengthy lead times associated with purchasing new equipment. Exploration was successful in discovering two promising high grade zones, similar in characteristics to Zone 113, close to our new infrastructure. Of particular importance is that one of these zones, 123-S is situated against the South fault, at depth, and opens up a new prospective corridor for gold mineralization. Follow up drill programs on both these zones will be performed in 2007.

During the year we added an advanced exploration project, Joanna, and an early stage property, Kipawa, to our portfolio in order to increase our asset base and exploration potential. Both properties are well located in the Abitibi belt, and initial exploration results are extremely encouraging.

Aurizon has assembled an experienced technical team that has attracted the attention of larger gold companies. I would like to thank our dedicated employees and our excellent contractors for their contribution to the development and construction of Casa Berardi, and for the exploration success on all our properties. In addition, we have benefited from an excellent relationship with our lenders, whose financial support of Casa Berardi, provided a strong endorsement.

We really appreciated the support of our shareholders during the past year, particularly during a period of unwarranted, untimely and costly distraction. We believe that the future for Aurizon and its shareholders has never been brighter. We have the people, projects, location and opportunities to capitalise on what we believe will be a prolonged uptrend in the price of our favourite metal.

March 9, 2007	David P. Hall
Chairman, President and Chief Executive Officer

AURIZON STRATEGY

Focused on becoming an intermediate gold producer by exploring and developing large land positions on favourable geological trends, close to infrastructure, in politically stable, pro-mining jurisdictions.

AURIZON’S ASSETS

Aurizon owns or controls over 300 square miles at the Casa Berardi Mine and Joanna and Kipawa projects located in the prolific Abitibi gold camp of northwestern Quebec, Canada.

Aurizon’s senior management each have over 20 years experience in management and financing of exploration, development and mining operations.

2006 HIGHLIGHTS

Completed construction of Casa Berardi Mine

Arranged project debt facility of C$75 million

First gold poured at Casa Berardi in December

Discovered two new high grade zones at Casa Berardi

Optioned Joanna project and completed detailed data compilation

Acquired Kipawa property and discovered four gold dispersion trains

AURIZON ADVANTAGE

Location:

  Politically stable, pro-mining jurisdiction, with good geology, developed infrastructure and skilled miners

Casa Berardi Project:

  Significant exploration upside
  Attractive production profile

Joanna/Kipawa:

  Prospective exploration properties, close to infrastructure

Management:

  Experienced financial and technical team

AURIZON MINES LTD.

TABLE OF CONTENTS

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

2

MINERAL PROPERTIES – MINERAL RESERVES AND RESOURCES

3

MINERAL PROPERTIES – CASA BERARDI GOLD MINE, QUEBEC

4

MINERAL PROPERTIES – JOANNA GOLD PROPERTY, QUEBEC

5

MINERAL PROPERTIES – KIPAWA GOLD/URANIUM PROPERTY, QUEBEC

5

GOLD OUTLOOK

6

FINANCIAL HIGHLIGHTS

7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

8

MANAGEMENT'S RESPONSIBILITY AND AUDITORS’ REPORT

22

CONSOLIDATED FINANCIAL STATEMENTS

23

Aurizon Mines Ltd.  Financial Report 2006

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

2006 ACCOMPLISHMENTS AND HIGHLIGHTS

Quebec properties, Canada

▪

Construction completed, mining commenced at Casa Berardi

▪

17,731 ounces of gold produced in 2006

▪

Two new high grade gold zones discovered in West Mine area at Casa Berardi

▪

Significant 1.4 million ounce gold resource established at Joanna property

▪

Optioned Joanna property on Cadillac gold break, and completed data compilation

▪

Till sampling identified four distinct gold dispersion trains at the Kipawa gold-uranium property

Corporate

▪

Mr. Louis Dionne, a former Senior Vice-President of Barrick Gold, joins Aurizon's Board of Directors

▪

Aurizon completes $15.125 Million flow-through financing to fund increased exploration

▪

$75 Million project debt facility arranged to finance the construction of the Casa Berardi Mine

▪

Aurizon added to S&P/TSX Global Gold Index

▪

Market Capitalization increased 121% over last year; 4,650% over last 5 years

▪

Return on Investment over 5 years:  1,307%

▪

Compounded Average Growth over 5 years:  67%

2007 PLANS AND OBJECTIVES

Corporate

Increase the Company’s gold resource and reserve base, through exploration and development of existing projects, property acquisitions and/or corporate transactions

Casa Berardi

▪

Attain commercial gold production and achieve operating targets

▪

Perform mining activities in accordance with safe and sound mining practice, in compliance with relevant government regulations

▪

Maintain the ongoing surface and underground drill programs to unlock the exploration potential of the project and increase the reserve and resource base

Joanna

▪

Complete drill program to test lateral extension and depth potential of wide gold corridor

▪

Evaluate potential for near surface, low grade, high tonnage deposit

Kipawa

▪

Complete airborne survey and till sampling program on northern portion of land position

▪

Complete overburden drill program to define drill targets within previously identified gold dispersion trains

▪

Initiate diamond drill program to test gold targets

LONG TERM (3 YEAR) OBJECTIVE

Build an intermediate gold producer with an active portfolio of exploration and development projects in low risk jurisdictions

Aurizon Mines Ltd.  Financial Report 2006

MINERAL PROPERTIES

MINERAL RESERVES AND RESOURCES
	Tonnes	2006 Grade Grams/tonne	Gold Ounces	Tonnes	2005 Grade Grams/tonne	Gold Ounces
Proven Mineral Reserves
Casa Berardi (underground)	622,000	10.66	213,000	-	-	-
Probable Mineral Reserves
Casa Berardi (underground)	4,091,000	7.3	956,000	4,908,000	7.7	1,213,000
Total mineral reserves	4,713,000	7.7	1,169,000	4,908,000	7.7	1,213,000
Measured Mineral Resources
Casa Berardi (underground)	38,000	7.26	9,000	-	-	-
Casa Berardi (open pit)	291,000	4.34	41,000	-	-	-
Indicated Mineral Resources
Casa Berardi (underground)	2,151,000	5.6	385,000	1,894,000	5.4	328,000
Casa Berardi (open pit)	617,000	4.5	91,000	827,000	4.5	119,000
Joanna (open pit)	5,398,000	1.8	309,000	-	-	-
Total measured and indicated resources	8,495,000		835,000	2,721,000		447,000
Inferred Mineral Resources
Casa Berardi (underground)	4,857,000	6.6	1,029,000	5,568,000	6.5	1,164,000
Casa Berardi (open pit)	170,000	5.7	31,000	81,000	7.5	20,000
Joanna (open pit)	21,838,000	1.6	1,102,000	-	-	-
Total inferred resources	26,865,000		2,162,000	5,649,000		1,184,000

Mineral reserves and mineral resources have been estimated in accordance with the Standards and Disclosure for Mineral Projects as defined by National Instrument 43-101.  Mineral reserves and resources were estimated using a gold price of US$485 per ounce, the trailing three year average price, as mandated by the U.S. Securities and Exchange Commission, and a C$/US$ exchange rate of 1.10.

For Casa Berardi, the mineral reserve and resource estimates were prepared and/or audited by Scott Wilson Roscoe Postle Associates Inc.  Mineral reserves were estimated at a cut off grade of 4 grams of gold per tonne and a minimum mining width of 3 metres.

For Joanna, the mineral resource estimate was prepared by Geostat Systems International Inc.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.  Financial Report 2006

MINERAL PROPERTIES

CASA BERARDI GOLD MINE, QUEBEC

Project Description/History

The Casa Berardi mine is situated 95 kilometres north of La Sarre, Quebec and straddles a 37 kilometre section of the Casa Berardi fault.  Between 1988 and 1997, approximately 690,000 ounces of gold were produced from two underground mines, approximately 5 kilometres apart, in the central portion of the property.  Aurizon acquired a 100% interest in the property in 1998 and conducted deep exploration drilling in the area of the West Mine, which was successful in discovering several new gold zones.  Of particular importance is Zone 113 which contains high grade gold mineralization in quartz veins and which will form the core of the new mining operation.

Aurizon has now developed new underground infrastructure (production shaft, ramp, working levels, etc.) constructed surface facilities (hoistroom, headframe etc), and rehabilitated the milling facility and fleet of mining equipment at a total cost of $103 million in order to commence production at the West Mine area.

Apart from the approximate two kilometre area explored by Aurizon to a depth of 1,000 metes, the large land position has not been systematically explored to depth and, accordingly, holds significant exploration potential.

2006 Gold Production – Initial Start Up

A total of 17,731 ounces of gold were produced in 2006 at the Casa Berardi Mine, since start-up of production in early November, 2006.  The following important milestones were achieved in 2006:

•

A total of 68,481 tonnes of ore were milled at an average gold grade of 8.6 grams per tonne, which compares favorably with the reserve grade of 7.8 grams per tonne.

•

Mill recoveries of 93.9% were achieved, which compares favorably to the 92% recoveries estimated in the feasibility studies.

Aurizon expects to achieve commercial production at Casa Berardi in the second quarter of 2007.  Based on current mineral reserves, it is estimated that Casa Berardi will produce approximately 1.1 million ounces of gold over the initial six year mine life.

Two new high grade gold zones discovered in 2006

Zone 123-S

The most significant discovery of mineralization to date outside of the Casa Berardi fault, 350 metres south and 900 metres east of the existing West Mine infrastructure, was made at Casa Berardi during the exploration program in 2006.

Two surface master holes, drilled approximately 100 metres apart, returned intersections (along the hole) of 32.7 grams of gold per tonne over 13.8 metres and 13.1 grams of gold per tonne over 11.6 metres, approximately 650 metres below surface. Short wedge holes drilled 10 metres above each master hole, returned respectively 10.2 grams of gold per tonne over 13.8 metres and 6.4 grams of gold per tonne over 11.5 metres.

"We are pleased to note that the strong quartz vein system, which hosts Zone 113 and the Lower Inter Zone in the West Mine area, re-appears along the gold corridor to the east" said Martin Demers, Principal Exploration Geologist. "East of the Zone 113 area, previous drill results indicated that mineralization was usually restricted to a stockwork system with lower grade and lower continuity. The new drill results indicate that Zone 123-S is associated with wide quartz veins similar to the mineralization of the current mineral reserves."

The South fault is the southern branch of the gold bearing fault system, while the Casa Berardi fault represents the northern branch. Both faults merge together to the west in the area of the Lower Inter Zone and approximately 600 metres east of the new Zone 123-S discovery.

Historic deep drilling was focused on intersecting the extension of the Casa Berardi fault and generally intersected the South fault above the 500 metre elevation. Mineralization was encountered only in the area of the South West Zone and Zone 123.  Deep exploration along the South fault remains open at depth and along strike.

Aurizon Mines Ltd.  Financial Report 2006

Zone 122-Deep

Zone 123-S represents the second significant discovery made in 2006 as underground exploration also intersected high grade mineralization along the Casa Berardi fault (Zone 122-Deep) in the same area. Intersections returned 12.2 grams of gold per tonne over 9.9 metres and 12.2 grams of gold per tonne over 7.2 metres. The 2006 exploration drill program has generated the most exciting discoveries at Casa Berardi since Aurizon discovered Zone 113, shortly after acquiring the property, in 1999.

Two surface drill rigs will be active in 2007 in the area of Zone 123-S and 122-Deep.  Aurizon is currently evaluating various scenarios to access the zones, including the possible development of a new underground exploration drift from the 850 metre level of Zone 113, in order to test the dip extension of both zones, down to 1,500 metres.  In the short-term, Aurizon will extend the current exploration drift on the 550 metre level, by approximately 200 metres, in order to drill Zone 123-S, on closer spacing, from underground.

JOANNA GOLD PROPERTY, QUEBEC

Aurizon has an option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Joanna Gold Property, which hosts a former gold producer, located in the middle of the Cadillac Break gold corridor.

The Joanna Gold Property comprises 67 claims and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117.  Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre distance.  The property was mined previously from underground to a maximum depth of 200 metres.  Historic production grades were estimated at 6.5 grams/tonne gold. Previous surface and underground exploration focused on stacked, high grade veins, which were included within a 15 to 60 metre wide lower grade corridor, with gold grades of 0.8 to 2.0 grams per tonne.  Compilation of existing data indicates that the corridor could be extended along a 1,800 metre trend to a depth of 200 metres.  A resource estimate based on previously drilled holes above the 200 metre level has been completed by Geostat Systems International Inc. in accordance with National Instrument 43-101.  Indicated mineral resources are estimated at 309,000 ounces and inferred mineral resources total 1.1 million ounces, at an average gold grade of 1.6 grams per tonne.  Assaying and re-logging of former holes is in progress to confirm the grade and extend the thickness of the zone within the existing resource outline.  Preliminary metallurgical and geotechnical testwork is in progress to provide guidelines for a scoping study.

Aurizon has commenced an aggressive 8,000 metre surface drill program to test the lateral extension of the gold corridor, and investigate the dip potential of the property to a depth of at least 500 metres.

KIPAWA GOLD – URANIUM PROPERTY, QUEBEC

The Kipawa area is located approximately 100 kilometres south of Rouyn-Noranda, and 100 kilometres northwest of North Bay along the Quebec-Ontario border, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, within the Grenville Front. The project is accessible via logging roads.  The region has been targeted for its gold-uranium association, based on the occurrence of regional gold anomalies in stream sediments.

The Kipawa gold-uranium project was initially acquired on the basis of a Government regional stream sediment survey, which identified 0.01-0.02 gold grams per tonne anomalies in the area.  As a result of the encouraging results obtained from the initial exploration program, Aurizon has now increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

During the summer of 2006, Aurizon flew 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  This was followed by till sampling on a 1,000 metre by 500 metre grid, conducted on a portion of the area covered by the airborne survey. The objective of the till sampling was to delineate isolated heavy mineral concentrate gold anomalies grading over 0.1 gold grams per tonne or 10 times the results of the previous government stream sediment survey.

Results from the till sampling program successfully outlined four continuous gold dispersion trains along a 30 kilometre trend, all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne. Of the samples taken, 19% returned gold assays over 0.1 grams per tonne, including eight samples assaying more than 1.0 gram per tonne.  Interpretation of the radiometric survey for uranium is in progress.

A follow up till sampling program, on a 500 metre grid, confirmed the high gold assays and extended the gold trends. Gold grains were identified in two till samples, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

A further airborne magnetic and electromagnetic survey, on 100 metre spacing, is underway to better define targets, to be followed by overburden drilling in the second quarter, and diamond drilling in the third quarter of 2007.

Aurizon Mines Ltd.  Financial Report 2006

HIGHER GOLD PRICES?

GOLD PRICE IS POISED TO EXCEED PREVIOUS HIGHS

▪

U.S. dollar should decline further due to twin deficits

▪

Central banks will move away from “excessive” U.S. dollar reserves

▪

Gold is “cheap” in terms of inflation, oil and financial assets

▪

Monetary reflation is coming to pay for increasing costs of “boomer” retirement and healthcare

▪

Supply is limited – mine output is declining

▪

Investment demand has increased due to the creation of several gold exchange traded funds

▪

Geopolitical environment favours gold

BULLISH FUTURE FOR GOLD!

Aurizon Mines Ltd.  Financial Report 2006

FINANCIAL HIGHLIGHTS

	2006	2005	2004
Pre-Commercial Production
Gold production (ozs)	17,731	-	-
Gold sales (ozs)	6,882	-	-
Ore milled (tonnes)	68,481	-	-

Mineral Reserves – Gold (ounces)	1,169,000	1,213,000	868,000

Mineral Resources – Gold (ounces)
Measured and Indicated Resources	835,000	447,000	517,000
Inferrred Resources	2,162,000	1,184,000	1,174,000

Financial Results (C$000)
Total revenue	$1,239	$748	$837
Earnings (loss)	(15,036)	1,744	(5,696)
Operating cash flow	(13,022)	(4,137)	(3,187)

Financial Position (C$000)
Cash & cash equivalents	$9,465	$25,010	$12,066
Restricted cash	19,357	-	-
Working capital	29,846	25,036	12,243
Total assets	226,229	140,187	86,151
Long-term debt	68,840	-	-

Share Data:
Earnings (loss) per share	($0.10)	$0.01	($0.06)
Weighted average shares outstanding	144,399,006	117,686,120	100,577,055
Shares issued and outstanding – December 31st	146,313,048	139,532,048	103,421,522

Conversion Table

Metric system		Imperial system

1 metre (m)	=	3.2808 feet (ft)
1 hectare (ha)	=	2.4711 acres
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

Aurizon Mines Ltd.  Financial Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2006 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  This report has been prepared on the basis of available information up to March 9, 2007 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian based gold producer with development activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns 100% of the Casa Berardi mine and two early-stage exploration projects.  Pre-production construction at Casa Berardi was completed in the fourth quarter of 2006 and at year end the Mine was in the commissioning and ramp-up phase of operations.  The first gold pours were made in December 2006.  Commercial production is anticipated to commence in the second quarter of 2007.  It is estimated that Casa Berardi will produce approximately 165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, based on a C$/US$ exchange rate of 1.15.

In February 2006, the Company closed a $75 million project loan facility with a syndicate of banks which was used for the completion of construction and start-up of Casa Berardi.  At December 31, 2006, $73.1 million of the facility had been drawn down.

The Company’s growth strategy is to establish a gold production base from the development of Casa Berardi and to increase gold production by means of acquisition, merger of assets or companies having either production or advanced development stage gold projects.  In addition, the Company is carrying out exploration programs with the objective of identifying new gold deposits and increasing its mineral resource base.

Key Financial Data (in $ thousands)	2006	2005	2004
Royalty and interest income	$1,239	$748	$837
Net Loss from continuing operations	($15,036)	($2,042)	($1,476)
Net Earnings (Loss) from discontinued operation	-	$3,786	($4,220)
Net Earnings (Loss) for the year	($15,036)	$1,744	($5,696)
Earnings (Loss) - per share (Basic and Diluted)	(0.10)	0.01	(0.06)
Continuing operations – Loss per share (Basic and Diluted)	(0.10)	(0.02)	(0.01)
Cash outflow from operating activities	($13,022)	($4,137)	($3,186)
Cash and restricted cash	$28,822	$25,010	$12,066
Working capital	$29,846	$25,036	$12,243
Long-term debt	$68,840	-	-
Shareholders’ equity	$124,652	$125,229	$74,005

Aurizon Mines Ltd.  Financial Report 2006

Financial Review

Non-cash charges associated with derivative instruments and stock option grants, together with costs associated with an unsolicited takeover bid, resulted in a net loss of $15 million, or ($0.10) per share in 2006, compared with net losses of $2 million, or ($0.02) per share, and $1.5 million, or ($0.01) per share from continuing operations in 2005 and 2004, respectively.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totaling $5.3 million related to an unsolicited takeover bid.  In 2005, the net loss from continuing operations included a $0.7 million non-cash charge for stock option grants and a $2 million future income tax recovery.  There were no significant non-cash or non-recurring adjustments in 2004.

Revenue

The Casa Berardi Mine produced 17,731 ounces of gold in 2006, of which 6,882 ounces were sold prior to year-end, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, these proceeds have been credited against the related deferred expenses.

Royalty and other income in 2006 totaled $1,239,000, compared to $748,000 in 2005 and $837,000 in 2004.  Interest income rose to $1.0 million in 2006 compared to $0.5 million in both 2005 and 2004 as a result of higher average cash balances maintained throughout 2006.  Royalty income from the Beaufor mine provided $194,000 in 2006, compared to $231,000 and $331,000 in 2005 and 2004, respectively.

Expenses

Higher stock based compensation costs relating to the fair value of stock options granted in 2006 have resulted in administrative and general costs increasing to $5.3 million, compared to $4.2 million and $2.6 million in 2005 and 2004, respectively.  Stock based compensation costs charged to operations totaled $1.7 million in 2006, compared to $726,000 and $37,000 in 2005 and 2004, respectively. Excluding these non-cash stock option grant charges, general and administrative costs were $3.6 million in 2006, compared with $3.5 million in 2005.

Exploration activities associated with two new exploration projects in Quebec in 2006 resulted in $624,000 being charged to operations.  In accordance with its growth strategy of exploring and developing prospective land positions, close to infrastructure, the Company optioned the Joanna property and acquired the Kipawa project in the Abitibi region of Quebec.  At Kipawa, airborne geophysical surveys and till sampling programs were conducted in 2006 and at Joanna, compilation work of previous historic geological data was performed.  There were no exploration costs charged to operations in 2005 or 2004.

Interest and financing costs associated with the $75 million project loan facility, totaling $5.3 million at the end of 2006, have been deferred and will be amortized over the term of the indebtedness.  Interest costs paid in 2006 totaled $2.4 million.

A non-cash charge of $8.7 million was recorded in 2006 in respect of unrealized non-hedge derivative losses.  The non-hedged derivative instruments comprise gold and U.S. dollar price protection contracts that were required as a condition of the $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  As at December 31, 2006, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totaled $7,572,645 and the currency non-hedge derivative position had an unrealized mark-to-market loss of $1,172,588.  There are no margin requirements with respect to these derivative positions.

Aurizon Mines Ltd.  Financial Report 2006

The Company’s non-hedge derivative positions at December 31, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

The Company does not have any fixed price gold contracts.  This allows the Company to sell its gold production at spot market prices up to an average price of US$813 per ounce in 2007 rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing prices.  The gold options expire on a monthly basis, starting in January 2007 and ending in September 2010.

In May 2006, Northgate Minerals Corporation announced an unsolicited takeover bid for the Company, which the board, in consultation with their financial advisors, recommended shareholders reject.  On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement previously entered into by Northgate, the effect of which prevented Northgate from proceeding with its bid.  The costs associated with the Northgate bid totaled $5.3 million and have been charged to operations.  The Company has an outstanding damages claim for costs incurred as a result of Northgate’s breach of contract.

A loss on sale of surplus equipment at Casa Berardi of $49,887 was realized in 2006 compared to gains of $115,000 and $519,000 in 2005 and 2004, respectively.  Foreign exchange losses of $45,000 and $126,000 were realized in 2006 and 2005, respectively as a result of the strengthening Canadian dollar during the year, compared to a gain of $102,000 in 2004.

Capital taxes for 2006 increased to $797,000 as a result of the significant increase in the capitalization of the Company, compared to $518,000 and $329,000 in 2005 and 2004, respectively.  The elimination of federal capital taxes in 2006 resulted in a recovery of $25,000 in 2006 compared to charges of $140,000 and $42,000 in the prior two years.

The Company has recorded future income tax benefits totaling $4.5 million in 2006 and $2.1 million in 2005, in respect of flow through share financings in which the costs were renounced.  As the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through are expected to reverse during the loss carry forward period, these benefits have resulted in this future income tax recovery.

In 2005, the Company sold its 50% interest in the Sleeping Giant operating gold mine for $5 million and received its share of gold production up to April 30, 2005, the effective date of the sale.  For accounting purposes, the disposition is considered a discontinued operation.  Consequently, the 2005 Sleeping Giant operating results, as well as prior year’s results, are shown as a single line on the Statements of Operations and Cash Flow.  Net earnings from this discontinued operation in 2005 were $3.8 million compared to a net loss of $4.2 million in 2004.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

Aurizon Mines Ltd.  Financial Report 2006

Summary of Quarterly Results and Fourth Quarter Review

2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	318,777	314,315	368,236	237,521
Net Earnings (Loss)	(2,170,094)	4,817,690	(11,922,365)	(5,761,587)
Earnings (Loss) per share – basic and diluted	(0.01)	0.03	(0.08)	(0.04)
2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	170,908	209,058	233,323	134,574
Net Earnings (Loss) from continuing operations	(1,355,617)	(794,404)	(1,265,074)	1,373,098
Net Earnings (Loss)	(1,355,617)	(794,404)	2,740,190	1,153,359
Earnings (Loss) per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.01)	0.01
Earnings (Loss) per share - Basic and diluted	(0.01)	(0.01)	0.02	0.01

In the fourth quarter of 2006, non-cash charges associated with derivative instruments totaling $3.1 million, partially reduced by a non-cash future income tax recovery of $2.1 million, resulted in a net loss of $2.2 million, or ($0.01) per share, compared to a net loss of $1.4 million, or ($0.01) per share in the fourth quarter of 2005.

In 2006, non-cash gains and losses associated with the mark-to-market adjustment of non-hedge derivative instruments had a major impact on the quarterly operating results.  Non-cash charges of $7.1 million, $4.4 million and $3.1 million were reported in the first, second, and fourth quarters of 2006, respectively and a non-cash gain of $5.9 million was reported in the third quarter of 2006.  Non-cash future income tax recoveries totaling $2.3 million and $2.1 million were recognized in the first and fourth quarters of 2006, respectively.

The second quarter loss in 2006 of $11.9 million, or ($0.08) per share, was adversely impacted by the $5.2 million costs associated with an unsolicited takeover bid and to non-cash charges associated with the mark-to-market adjustment of non-hedge derivative instruments totaling $4.4 million and stock option grants totaling $1.7 million.

In the first quarter of 2005, the Company recognized the $2,055,000 flow through share tax benefit, thereby resulting in net earnings from continuing operations for the period.  Excluding this tax benefit, the loss from continuing operations would have been $682,000, reflective of the corporate general and administrative costs, net of royalty and interest income.  In the second and fourth quarters of 2005, the granting of director and key employee stock options, increased costs by $323,000 and $403,000, respectively.  The $2.7 million net earnings in the second quarter of 2005 reflect the $3.95 million gain on sale of the Sleeping Giant Mine.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by royalty and interest income, together with a build-up of gold and supplies inventories, resulted in a cash outflow of $13.0 million from operating activities in 2006, compared to cash outflows of $4.1 million in 2005.  The most significant increase in cash outflows in 2006 was caused by the $5.3 million of costs associated with the unsolicited takeover bid.  Operating activities in 2004 also resulted in a cash outflow of $3.2 million.  Decreases in non-cash working capital totaled $4.1 million, $0.7 million, and $1.3 million, in 2006, 2005 and 2004 respectively.

Aurizon Mines Ltd.  Financial Report 2006

Investing Activities

Pre-production construction at Casa Berardi was substantially completed during the fourth quarter of 2006 and, at year end, the Mine was in the commissioning and ramp-up phase of operations.

The Company was successful in constructing Casa Berardi very close to budget, schedule, and design specifications in an environment where cost containment was extremely challenging.  Construction costs at Casa Berardi since the beginning of the second quarter of 2005 (the start date used by the independent consulting firm, Roscoe Postle Associates Inc.(“RPA”) in their October 2005 feasibility study) have totaled $97.7 million.  A further $5.9 million is estimated to complete infrastructure construction that is not required for the mine start up and will be incurred in 2007.  This work includes the installation of the Geho pump that will replace existing smaller pumps used to dewater the Mine; construction of an underground fuel station; completion of ore chutes; raising of the process water pond dam; and expansion of the tailings pond.  Actual construction costs, together with the estimated $5.9 million of additional work yet to be completed, total $103.6 million, $1.0 million higher than the RPA feasibility study cost estimate.

Modifications made to the October 2005 feasibility study include the following:

▪

The shaft depth was reduced by 30 metres to the 760 metre level elevation as it was decided that it would be more cost effective to use the ramp to access the shaft bottom to build the spill pocket and mine the lower limits of the known reserves.

▪

Advanced stope preparation was reduced from three months ahead of production to one and a half months in order to maintain ground stability. The stope access design was modified to lower the exposure along the fault plane.

▪

Decision to rebuild the existing mobile equipment and acquire new production scoops, rather than lease all the equipment as proposed in the feasibility study, resulted in higher capital costs in 2006.  This will eliminate future cash outlays that would otherwise have to be made for lease payments.

▪

Decision to change the stope blasting method from conventional explosives and detonators to emulsion explosives with electronic detonators in order to reduce wall damage and dilution, particularly in the vicinity of the graphic fault.

▪

Decision to operate with contract labour in order to avoid recruitment issues at start-up and to optimize the existing expertise on site.

Continued surface and underground development activities at Casa Berardi have resulted in aggregate corporate investing activities totaling $74.5 million in 2006, compared to $41.1 million in 2005, and $25.9 million in 2004.

	2006	2005	2004
Capital Expenditures by project:	$	$	$
Casa Berardi:
Underground development	55,746,996	30,486,682	22,848,799
Property, plant and equipment	18,455,180	10,418,826	3,028,125
Total Casa Berardi expenditures	74,202,176	40,905,508	25,876,924
Other:
Mineral property acquisitions	191,491	-	-
Property, plant and equipment	100,316	195,464	25,627
Total	74,493,983	41,100,972	25,902,551
Represented by:
Property, plant & equipment	18,555,496	10,614,290	3,053,752
Mineral properties	55,938,487	30,486,682	22,848,799
Total	74,493,983	41,100,972	25,902,551

Aurizon Mines Ltd.  Financial Report 2006

The major underground pre-production and exploration program that was initiated in early 2003 at Casa Berardi continued through to 2006.  The following work was completed at Casa Berardi in 2006:

▪

Shaft sinking from the 290 metre level down to the revised 760 metre level.

▪

Construction of the backfill network comprising the cement plant, cement slurry distribution piping, raises for the waste rock, and a concrete collar through the soil cover to surface.

▪

Construction of the underground infrastructure including the rockbreaker, grizzly, ore/waste chutes and loading pockets at the 690 metre level.

▪

Mill rehabilitation, including the installation of a new gravity circuit, refurbishing of the crushing, grinding, carbon in leach, absorption, and refinery circuits.  Refurbishing of the conveyors, piping and electrical wiring.  In addition, new equipment has been purchased for the assay laboratory and electronics have been installed to optimize the ore feed controls.

▪

1,246 metres of ramping, including 841 metres to extend the 113 Zone ramp down to the 740 metre level and 405 metres to extend the Lower Inter ramp down to the 570 metre level.

▪

4,682 metres of drifting, including 4,508 metres to develop the 650, 670, 690, 710, and 730 metre levels in the 113 Zone and 174 metres to develop the 570 metre level of the Lower Inter Zone.

▪

1,300 metres of raising, including 198 metres of ventilation raising, 273 metres of ore and waste pass raises, 772 metres of fill raises and 57 metres for the load out raises.

▪

Rebuilding the existing fleet of mobile mine equipment.

▪

336 definition drill holes totaling 24,578 metres of definition drilling including 185 holes totaling 9,612 metres within the 113 Zone and 151 holes totaling 14,966 metres within the Lower Inter Zone.

▪

48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling.

In 2005, $41.1 million was invested at Casa Berardi for the completion of two feasibility studies, one in January 2005 based upon mineral reserves above the 700 metre level, and another in October 2005 incorporating mineral reserves down to the 900 metre level; construction of a new headframe, hoist room, ore and waste bins; shaft sinking down 290 metres from surface; 113 Zone ramp extended 1,200 metres down to the 680 metre level; Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting; 685 metres of drifting; 367 metres of ventilation raising; initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory; 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2004, $25.9 million was invested at Casa Berardi for the construction of the surface foundations and shaft collar; a shaft pilot raise from the 550 metre level to surface; 878 metres of exploration drifts; 53,100 metres of exploration and definition drilling; 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level.

Underground ore extraction and milling, commenced in November 2006, resulting in the production of 17,731 ounces of gold in 2006.  Gold sales in 2006 totaled 6,882 ounces, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, proceeds have been credited against the related deferred expenses included with mineral property costs.  The 10,849 ounces unsold at December 31, 2006 have been valued at mine-site operating costs and included with other inventories on the balance sheet, with a corresponding reduction of deferred costs.

The average ore grade milled of 8.6 grams per tonne and mill recoveries of 93.9% compare favorably with the RPA feasibility grade of 8.0 grams per tonne and mill recoveries of 92% expected in 2006.  The feasibility study had expected mill commissioning to commence in October 2006, whereas the mill start up was approximately a month later, resulting in a shortfall of tonnes processed.

Aurizon Mines Ltd.  Financial Report 2006

2006 Pre-commercial Production	2006 Actual	Feasibility Study
Tonnes milled	68,481	115,300
Grade – grams/tonne	8.58	8.03
Recovery %	93.9%	92.0%
Gold production	17,731	23,627
Gold sold – ounces	6,882	-

Site reclamation deposits totaling $32,000 were required in 2006 for future site reclamation obligations.  In 2005 and 2004, payments totaling nil and $60,000, respectively, were made.

In 2006, Aurizon received $1.3 million (2005 - $1.4 million; 2004 - $2.4 million) in refundable tax credits relating to certain eligible exploration expenditures.  Aurizon also received provincial refundable mining duties totaling $1.4 million and $0.45 million, in 2005 and 2004, respectively.

Sales of surplus equipment generated proceeds in 2006, 2005 and 2004 of $26,000, $180,000, and $838,000, respectively.

Financing Activities

During 2006, a flow through equity financing together with the exercise of stock options, resulted in net proceeds of $16.5 million.  In March 2006, the Company completed a private placement of 5,500,000 flow through shares at a price of $2.75 per share, resulting in net proceeds of $14.2 million.  The exercise of 1,223,500 stock options at a weighted average price of $1.89 per share provided a further $2.3 million.

During 2005, two equity financings together with the exercise of stock options resulted in net proceeds of $50.8 million.  In December 2005, the Company received $26.2 million net proceeds from a bought deal public offering from the issuance of 20,740,750 shares at a price of $1.35 per share.  In March and April 2005, the Company completed a private placement of 10,555,555 flow through shares at a price of $1.80 per share and 4,222,221 shares at a price of $1.50 per share, resulting in net proceeds of $24 million.  The exercise of 592,000 stock options at a weighted average price of $1.00 per share provided a further $0.6 million.

One equity private placement was completed in 2004, providing net proceeds of $8.3 million, which, together with the exercise of stock options ($1.1 million) and warrants ($0.6 million), resulted in net proceeds of $10 million.

Draw downs on the $75 million project loan facility totaled $73.1 million in 2006.  A condition of the loan facility required the funding of restricted cash accounts, which totaled $19.4 million in 2006.  The Company entered into a capital lease agreement in 2006 for mining equipment at Casa Berardi, and, as at December 31, 2006 was obligated to pay $218,000.

Deferred finance costs associated with the loan facility, together with interest costs totaled $4.8 million and $0.5 million in 2006 and 2005, respectively.

Aurizon’s aggregate operating, investing and financing activities during 2006 resulted in a net $15.5 million decrease in its cash balances compared to a net increase of $13.3 million in 2005.

Balance Sheet

As at December 31, 2006, free cash and cash equivalents stood at $9.5 million, compared to $25 million in 2005.  In addition, restricted cash balances that may be used to fund the Casa Berardi and general and administrative costs totaled $19.4 million at December 31, 2006.  There were no restricted cash balances in 2005.

Aurizon Mines Ltd.  Financial Report 2006

At the end of 2006, Aurizon had working capital of $29.8 million compared to $25 million at the end of 2005.  Long term debt at December 31, 2006 totaled $68.8 million and there was $1.5 million of un-drawn facility.  Based upon the long term debt balance at the end of 2006, the principal repayment amounts and dates are as follows:

Principal repayments on debt:
$ millions
September 30, 2007	$4.4
March 31, 2008	$12.8
September 30, 2008	$12.8
March 31, 2009	$8.0
September 30, 2009	$12.4
March 31, 2010	$11.7
September 30, 2010	$11.0
Total payments	$73.1

Aurizon had no debt in 2005 or 2004.  In February 2006, as a condition of the $75 million debt facility, Aurizon has entered into certain price protection contracts that are described in the Financial Instruments section of this report.

As at the date of this report, Aurizon had 146,343,048 common shares issued and outstanding.  In addition, 3.3 million incentive stock options are outstanding that are exercisable into common shares at an average price of $2.02 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2006 are summarized as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 years
	$	$	$	$	$
Long-term debt	73,100,000	4,400,000	46,000,000	22,700,000	-
Environment and reclamation	3,674,000	95,000	379,000	284,000	2,916,000
Mineral Property acquisition & work commitments	4,231,000	1,031,000	3,200,000	-	-
Hydro	369,000	65,000	143,000	161,000	-
Government assistance	1,973,000	-	592,000	1,381,000	-
	83,347,000	5,591,000	50,314,000	24,526,000	2,916,000

Aurizon Mines Ltd.  Financial Report 2006

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company may also, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lender downside price protection, the Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company has also entered into currency forward contracts totaling $60 million that match the principal repayment dates of the debt facility and establish Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

As at December 31, 2006, the unrealized mark-to-market loss of the gold non-hedge derivative positions totaled $7.6 million and the currency positions had a loss of $1.1 million, for a total unrealized loss of $8.7 million. These losses have been charged to operations.  There are no margin requirements with respect to these positions.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company, may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

New Pronouncements

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  The Company has assessed the impact of this standard on its financial position and future results and accordingly does not expect to be significantly impacted by this standard.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Aurizon Mines Ltd.  Financial Report 2006

Outlook

During the first quarter of 2007, the Casa Berardi mine will be in the commissioning and ramp-up phase of operations.  Gold sales prior to achieving commercial production will not be reflected in the statement of operations. These gold proceeds will instead be deferred together with operating costs.  Achievement of commercial production will be deemed established upon reaching certain operating levels of mining and milling for a sustained period of time, and is expected in the second quarter of 2007.  In accordance with the terms of the project debt facility, the Casa Berardi mine is also required to meet certain operating performance benchmarks, as stipulated by the lenders, in the second half of 2007.

On January 24, 2007, ore extraction was suspended as a result of higher than expected sloughing of ore material falling in the production stopes.  Mining operations resumed on February 8, 2007 following remedial steps to provide additional ground support.  Production is gradually increasing back to the initial planned rate of 1,600 tonnes per day and is then expected to ramp up to 2,200 tonnes per day over the next twelve months.  Based upon the current mine plan, it is estimated that Casa Berardi will produce approximately 165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

Containment of mine site operating costs will be a challenge in 2007 as a tight labour market, higher materials, hydro and fuel costs continue to add cost pressures.  The remedial steps implemented in the first quarter of 2007 involve additional ground support and may lower productivities, which could also impact operating costs.

Any strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on earnings as the price of gold is denominated in U.S. dollars which are then converted into Canadian dollars to pay the Canadian operating costs.  Using a US$600 gold price, a one cent change in Cdn$/US$ exchange rate would have a
$1.0 million impact on cash flow.  A US$10 per ounce change in the price of gold would have a $1.9 million impact on cash flow.

A one gram change in the gold grade of the projected 2007 ore production  would have a $13.0 million impact on cash flow, using a US$600 gold price and a Cdn$/US$ exchange rate of 1.15..

Capital costs at Casa Berardi in 2007 are expected to total $21.9 million.  Underground development in 2007 will total 8,000 metres, including 2,700 metres of draw points; 1,200 metres of ramping; 3,400 metres of drifting; and 700 metres of raising.

More than 300 people are currently active on site.

Exploration drilling at Casa Berardi in 2007 will focus initially on testing the extension of the two high grade zones discovered in 2006 (Zones 122-Deep and 123-South) and testing targets east of the Principal Zones.  Exploration expenditures are budgeted initially at $2.2 million.

Joanna

Aurizon has an option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Joanna Gold Property, which comprises 67 claims and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec.  Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre distance.  Previous surface and underground exploration focused on stacked, high grade veins, which were included within a 15 to 60 metre wide lower grade corridor, with gold grades of 0.8 to 2.0 grams per tonne. Assaying and re-logging of former holes is in progress in order to determine the potential for a low grade, high tonnage deposit.

Aurizon has also commenced an 8,000 metre surface drill program to test the lateral extension of the gold corridor, close to surface, and investigate the dip potential of the property to a depth of at least 500 metres.  The costs of the initial exploration program are estimated at $1.0 million.

Kipawa

The Kipawa gold-uranium project is located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey.  As a result of the encouraging results obtained from the initial exploration program, Aurizon has now increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

During the summer of 2006, Aurizon flew 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  This was followed by till sampling on a 1,000 metre by 500 metre grid which outlined four continuous gold dispersion trains along a 30 kilometre trend all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne, conducted on a portion of the area covered by the airborne survey.

Aurizon Mines Ltd.  Financial Report 2006

A follow up till sampling program, on a 500 metre grid, confirmed the high gold assays and extended the gold trains.  Gold grains were identified in two till samples, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

A further airborne magnetic and electromagnetic survey, on a 100 metre spacing is underway to better define targets, to be followed by overburden drilling in the second quarter, and diamond drilling in the third quarter of 2007.  Aurizon’s initial exploration budget for Kipawa in 2007 is $1.0 million.

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If

Aurizon Mines Ltd.  Financial Report 2006

the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

A risk analysis conducted by Roscoe Postle Associates Inc. as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Casa Berardi Project are generally low.  The following specific factors were ascribed a 'medium' risk level in the assessment:

Geotechnical – the ground control issues experienced by the Company in January 2007 resulting in the temporary suspension of mining, and the experience of the previous operators;

Dilution - low cohesion in hanging wall faults could potentially cause dilution;

Mineral Reserve Extraction – Mineral reserves include no allowance for pillars, and extraction rates are in the high end of the range for the selected mining methods; and

Mill Throughput - increases from past rates of mill throughput are limited by the grinding circuit.

While the Company believes that the current mining plan addresses the foregoing, these risks have not been completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company's financial condition and results of operations.  With regard to ground control, the Company has implemented the following since January 2007:

▪

Additional ground support including rock bolting, screening, and shotcreting.

▪

Backfilling of empty stopes immediately after ore removal.

▪

Reduction of the drill density and fewer explosives.

▪

Change in mining sequence to mine stopes from the outside and upper parts of the orebody, instead of from the inner and lower parts of the orebody.

▪

Reduction in the number of stope access draw points developed ahead of production.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by

Aurizon Mines Ltd.  Financial Report 2006

the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves on Aurizon's Casa Berardi property, but Aurizon may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

Continuation of production at Casa Berardi Project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Casa Berardi Project, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration

Aurizon Mines Ltd.  Financial Report 2006

and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Disclosure Controls and Internal control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2006, the Company’s internal control over reporting was effective.

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors.  The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management’s best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets twice per year with the external auditors to review the audit plan and the financial statements and to discuss audit related matters.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The members of the Committee are independent directors.  The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and their report follows.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 9, 2007

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Aurizon Mines Ltd. as at December 31, 2006 and 2005 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
March 9, 2007

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars)	2006	2005
	$	$
ASSETS CURRENT
Cash and cash equivalents (Note 16(c))	9,465,215	25,010,213
Restricted cash (Note 11(c))	19,357,224	-
Accounts receivable	1,822,447	2,262,654
Refundable mining duties (Note 5)	4,588,037	2,275,000
Refundable tax credits (Note 5)	804,252	814,217
Inventories (Note 6)	5,841,020	897,352
Prepaids	1,145,552	1,254,644
	43,023,747	32,514,080
REFUNDABLE MINING DUTIES (Note 5)	3,298,407	2,479,024
DEFERRED FINANCE COSTS (Note 7)	5,252,392	480,716
RECLAMATION DEPOSITS (Note 12)	138,348	106,771
PROPERTY, PLANT & EQUIPMENT (Note 8)	39,909,934	21,462,384
MINERAL PROPERTIES (Note 9)	134,606,035	83,144,045
TOTAL ASSETS	226,228,863	140,187,020
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	8,742,565	7,477,802
Current portion of long-term debt (Note 11(a))	4,435,524	-
	13,178,089	7,477,802
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES (Note 10(a))	8,745,233	-
LONG-TERM DEBT (Note 11(a))	68,840,439	-
ASSET RETIREMENT OBLIGATIONS (Note 12)	2,246,931	2,095,476
FUTURE INCOME TAX LIABILITIES (Note 13)	8,566,572	5,384,379
TOTAL LIABILITIES	101,577,264	14,957,657
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 14) Common shares issued – 146,313,048 (2005 – 139,532,048)	193,330,698	180,517,300
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION (Note 14(d))	2,822,050	1,176,856
DEFICIT	(72,244,092)	(57,207,736)
TOTAL SHAREHOLDERS’ EQUITY	124,651,599	125,229,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	226,228,863	140,187,020

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

Aurizon Mines Ltd.

Consolidated Statements of Operations and Deficit
For the years ended December 31,

(in Canadian Dollars)	2006	2005	2004
	$	$	$
Revenue
Royalty and interest income (Note 9(b))	1,238,849	747,863	837,160
Expenses
Administrative and general costs	5,279,574	4,177,004	2,562,911
Exploration costs	623,656	-
Unrealized non-hedge derivative loss (Note 10(a))	8,745,233	-	-
Corporate takeover bid costs (Note 15)	5,247,426	-	-
Loss (gain) on sale of property, plant and equipment	49,887	(115,112)	(519,111)
Foreign exchange loss (gain)	44,559	125,557	(101,997)
Capital taxes	796,725	517,540	329,027
	20,787,060	4,704,989	2,270,830
LOSS FOR THE YEAR BEFORE THE FOLLOWING	(19,548,211)	(3,957,126)	(1,433,670)
CURRENT INCOME TAX RECOVERY (EXPENSE) (Note 13)	24,629	(139,871)	(42,272)
FUTURE INCOME TAX RECOVERY (Note 13)	4,487,226	2,055,000	-
NET LOSS FROM CONTINUING OPERATIONS	(15,036,356)	(2,041,997)	(1,475,942)
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATION (Note 4)	-	3,785,525	(4,219,943)
NET EARNINGS (LOSS) FOR THE YEAR	(15,036,356)	1,743,528	(5,695,885)
DEFICIT – BEGINNING OF YEAR	(57,207,736)	(58,951,264)	(53,255,379)
DEFICIT – END OF YEAR	(72,244,092)	(57,207,736)	(58,951,264)
EARNINGS (LOSS) PER SHARE – Basic and diluted	(0.10)	0.01	(0.06)
LOSS PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.10)	(0.02)	(0.01)
Weighted average number of common shares outstanding	144,399,006	117,686,120	100,577,055

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31,

(in Canadian Dollars)	2006	2005	2004
	$	$	$

OPERATING ACTIVITIES
Net loss for the year from continuing operations	(15,036,356)	(2,041,997)	(1,475,942)
Adjustment for non-cash items:
Depreciation	101,384	85,945	85,770
Unrealized foreign exchange gain	-	-	(62,950)
Loss (gain) on sale of property, plant & equipment	49,887	(115,112)	(519,111)
Stock based compensation	1,725,920	726,099	36,757
Unrealized non-hedge derivative (gains) losses	8,745,233	-	-
Future income tax recovery	(4,487,226)	(2,055,000)	-
	(8,901,158)	(3,400,065)	(1,935,476)
Increase in non-cash working capital items (Note 16)	(4,120,919)	(737,220)	(1,251,066)
	(13,022,077)	(4,137,285)	(3,186,542)
INVESTING ACTIVITIES
Reclamation deposits	(31,577)	-	(59,518)
Property, plant & equipment	(18,555,496)	(10,614,290)	(3,053,752)
Mineral properties	(55,938,487)	(30,486,682)	(22,848,799)
Gold sales	5,011,415	-	-
Proceeds from sale of Sleeping Giant (Note 4)	-	5,201,649	-
Refundable tax credits	1,315,475	1,391,784	2,369,771
Refundable mining duties	-	1,390,091	243,587
Restricted cash funding	(19,357,224)	-	-
Proceeds on disposal of property, plant & equipment	26,200	180,000	838,330
	(87,529,694)	(32,937,448)	(22,510,381)
FINANCING ACTIVITIES
Issuance of shares	16,502,486	50,809,776	10,011,550
Long-term debt	73,275,963	-	-
Deferred finance costs	(4,771,676)	(480,716)	-
	85,006,773	50,329,060	10,011,550
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	(15,544,998)	13,254,327	(15,685,373)
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 4)	-	(309,795)	819,976
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,544,998)	12,944,532	(14,865,397)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	25,010,213	12,065,681	26,931,078
CASH AND CASH EQUIVALENTS – END OF YEAR	9,465,215	25,010,213	12,065,681

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in Note 16.

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004

1.

NATURE OF OPERATIONS

The primary focus of the Company’s current activities is the mining and development of the Casa Berardi property in Quebec.  In February 2006, a $75 million debt facility was completed in order to advance the project to commercial production.  Commissioning and ramp-up of operations commenced in the fourth quarter of 2006 resulting in the production of 17,731 ounces of gold in 2006.  Commercial production is anticipated to commence in the second quarter of 2007.

The Company's performance will be highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 18.

b)

Principles of Consolidation

The Company’s investment in the Sleeping Giant Mine, up until the date of its disposal in 2005, was conducted in a joint venture with another company.  The Company’s share of the results, the cash flows and the assets and liabilities of the joint venture are separately disclosed in the financial statements (Note 4).

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset impairments, contingent liabilities, future income tax valuation allowances, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers short-term investments with a maturity of 90 days or less at the date of acquisition to be cash equivalents.

e)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and net replacement value.  In-process inventory and gold bullion is recorded at the lower of cost and net realizable value.

f)

Mineral Properties

i)

Producing Mining Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs.

Depletion is provided over the estimated life of the asset using proven and probable mineral reserves.  Sales proceeds derived from ore processed up to the point of attaining commercial production are credited to the related deferred expenditures.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted estimated future net cash flows.

Management's estimates of gold price, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a “care-and-maintenance” basis.  In this event, all costs incurred are expensed as care and maintenance costs.

ii)

Non-Producing Mining Properties

Acquisition, exploration and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mining properties in the case of a property placed into production.  The costs of abandoned properties are charged to earnings when the property is abandoned.  The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and depletion in future periods.

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is not provided on mine site property, plant and equipment until commencement of commercial production as these assets are depreciated based upon units of production.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  When transfer of ownership to the Company of the leased assets is expected to occur at the end of the lease term, amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

i)

Revenue Recognition

The Company recognizes revenue from metals when they have been delivered and title has passed to a purchaser.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Derivative Instruments

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

l)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

n)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees.  Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Earnings per Share

Earnings per share is based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  In 2006 and 2004 the calculation would be anti-dilutive in which case basic and diluted earnings per share would be the same.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

q)

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow through shares.  Under the terms of the flow through shares agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  The foregone tax benefit is recognized on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

r)

Deferred Finance Costs

Interest and financing costs associated with debt directly related to the construction of a new project are capitalized during the construction period.

s)

Comparatives

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

3.

CHANGE IN ACCOUNTING POLICIES

New Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  The Company has assessed the impact of this standard on its financial position and future results and does not expect to be significantly impacted by this standard.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Aurizon Mines Ltd.

4.

DISPOSITION OF SLEEPING GIANT MINE

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 and comparative years are presented separately on the Statements of Operations and Cash Flow.

The gain on sale and statements of operations and cash flow information from Sleeping Giant are as follows:

a)

Gain on sale in 2005:

Total Consideration		$4,984,336

Less:
Net assets disposed of
Cash overdraft	($217,312)
Working capital	(1,484,013)
Reclamation deposits	1,097,530
Property, plant and equipment	614,004
Mineral properties	3,350,800
Asset retirement obligations	(1,587,287)
Other long term liabilities	(744,293)	1,029,429
Gain on sale		$3,954,907

b)

Earnings from discontinued operation:

	2005	2004
	$	$

Revenues	5,218,178	17,517,861
Operating costs	(4,912,706)	(13,406,291)
Depreciation and depletion	(441,695)	(3,493,687)
Accretion	(33,159)	(94,853)
Write-down of resource assets	-	(4,742,973)
Net earnings (loss)	(169,382)	(4,219,943)
Gain on sale	3,954,907	-
Net earnings (loss) from discontinued operation	3,785,525	(4,219,943)

c)

Cash flow from discontinued operation:

	2005	2004
	$	$

Operating activities	207,881	5,221,943
Investing activities	(852,568)	(4,611,080)
Financing activities	334,892	209,113
Net increase (decrease) in cash	(309,795)	819,976

Aurizon Mines Ltd.

5.

REFUNDABLE MINING DUTIES AND TAX CREDITS

As at December 31, 2006, the Company has accrued $4,588,037 (2005 - $2,275,000) in respect of 2004 and 2005 Quebec mining duties refunds, of which $2,430,978 relating to 2004 was received subsequent to year-end.  The Company has also accrued $3,298,407 for a 2006 Quebec mining duties refund which is expected to be recovered in 2008.

As at December 31, 2006, the Company has accrued $804,252 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2005 - $814,217).  In addition, the Company has $7.7 million of non-refundable tax credits which may be applied against Quebec capital and income taxes (Note 13).

6.

INVENTORIES

	2006	2005
	$	$

Supplies inventory	2,004,970	897,352
Gold bullion & in-process inventory	3,836,050	-

Total inventories	5,841,020	897,352

7.

DEFERRED FINANCE COSTS

Financing costs associated with the $75 million project loan facility (Note 11) totaling $5,252,392 (2005 - $480,716), of which interest costs represented $2,399,553 (2005 – nil), have been deferred as at December 31, 2006.  These costs will be charged to operations over the term of the indebtedness.

8.

PROPERTY, PLANT AND EQUIPMENT

	2006	2005
	$	$
Cost	40,959,175	22,423,976
Accumulated depreciation and write-downs	(1,049,241)	(961,592)
Net Book Value	39,909,934	21,462,384

Net Book Values:
Casa Berardi, Quebec	39,377,919	20,923,408
Others, Canada	532,015	538,976
	39,909,934	21,462,384

Property, plant and equipment includes $245,480 (2005 - nil) of assets under a capital lease.

Aurizon Mines Ltd.

 9.

MINERAL PROPERTIES

	2006	2005
	$	$
Non-producing mining property
Casa Berardi, Quebec	134,237,494	83,144,045

Other exploration properties
Joanna, Quebec	299,000	-
Kipawa, Quebec	69,541	-
	368,541
	134,606,035	83,144,045

a)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

As at December 31, 2006, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  Upon commercial production at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No direct government assistance has been received for Casa Berardi in the past four years.

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company receives royalties of $5 per ounce on 50% of the production when the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce when gold prices are above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2006, the Beaufor Mine had produced 224,620 ounces of gold pursuant to the royalty agreement.  During 2006, the Company received royalties totaling $193,530 in respect of the Beaufor mine (2005 - $230,657).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

c)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $500,000 in cash or shares and the issuance of 50,000 shares of the Company, of which $121,950 in cash and 7,500 shares at a fair value of $28,050 have been paid and issued to December 31, 2006.  On October 13, 2006, 50,000 shares were issued at a fair value of $149,000 pursuant to the option agreement.  Exploration expenditures of $1 million must be incurred by the first anniversary of the date of the letter of intent, of which $119,219 had been incurred as at December 31, 2006.  An advance royalty of $500,000 is payable upon completion of a feasibility study on the property.

d)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $69,541.

Aurizon Mines Ltd.

10.

COMMITMENTS

a)

Non-hedge derivatives

A condition of closing the $75 million project debt facility on February 23, 2006 was the requirement to implement gold price protection and foreign currency programs (Note 11).  The Company’s non-hedge derivative positions at December 31, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

As at December 31, 2006, the unrealized mark-to-market loss of the gold non-hedge derivative positions totaled $7,572,645 and the currency non-hedge derivative position had an unrealized mark-to-market loss of $1,172,588, for a total loss of $8,745,233.  These losses have been charged to operations.  There are no margin requirements with respect to these derivative positions.

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of this plan, an annual bonus of 0.2% of the net smelter revenues (“NSR”) in excess of $500,000 of cumulative NSR shall become payable.  As at December 31, 2006 the cumulative NSR totaled $10,000.

11.

LONG-TERM DEBT

a) Long-term debt

2006
$
Casa Berardi loan facility	73,057,569
Capital lease obligation	218,394
73,275,963
Less current portions:
Casa Berardi loan facility	(4,383,454)
Capital lease obligation	(52,070)
(4,435,524)
Long-term debt	68,840,439

Aurizon Mines Ltd.

11.

LONG-TERM DEBT

b)

Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margin on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

A principal repayment of 6% of the outstanding debt is due on September 30, 2007, accordingly $4,383,454 is reflected as a current portion of the outstanding debt.

c)

Restricted cash

As at December 31, 2006, in accordance with the terms of the $75 million project loan facility, $19,357,224 was held in restricted accounts that can only be used to fund Casa Berardi project costs, with the exception that $3 million may be used to fund general and administrative costs of the Company.   These funds will be released upon achievement of certain operating performance benchmarks, anticipated in late 2007.

d)

Capital Lease

The Company is obligated to pay $218,394 under a capital lease for equipment for a term of 48 months, of which $52,070 is due in 2007.  The capital lease provides that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.

The following outlines the estimated future minimum lease payments under the lease:

2007	$52,070
2008	$56,348
2009	$60,977
2010	$48,999
Total	$218,394

Aurizon Mines Ltd.

12.

ASSET RETIREMENT OBLIGATIONS

	2006	2005
	$	$
Asset retirement obligations – beginning of year	2,095,476	1,363,597
Obligations incurred during the year	-	622,791
Accretion expense	151,455	109,088
Asset retirement obligations - end of year	2,246,931	2,095,476

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Casa Berardi, Quebec:
Initial obligation estimate	2,725,836	8.0%	2014
Changes in cash flow estimates	948,567	5.4%	2014
	3,674,403	7.3%	2014

As at December 31, 2006, $138,348 (2005 - $106,771) of reclamation deposits had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.

13.

INCOME TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates of 32% in 2006, 31% in 2005 and 31% in 2004 as a result of the following:

	2006	2005	2004
	$	$	$
Loss before income taxes	(19,548,211)	(3,957,126)	(1,433,670)
Combined Federal and Provincial rates	32.02%	31.02%	31.01%
Income taxes (income tax benefit) at combined Federal and Provincial rates	(6,259,337)	(1,227,500)	(444,438)
Increase (decrease) resulting from:
Resource allowance	176,148	1,233,777	571,417
Change in valuation allowance	1,621,767	(3,447,623)	(89,520)
Expiry of loss carry-forwards	761,129	-	-
Benefit related to non-taxable Quebec mining duties refund	(1,617,319)	-	-
Effect of change in enacted Federal tax rates	274,280	-	-
Tax assets restricted due to sale of Sleeping Giant	-	1,180,973	-
Non-taxable portion of gains	(2,991)	(25,918)	(56,294)
Non-deductible costs	559,097	231,291	18,835
Future income tax recovery	(4,487,226)	(2,055,000)	-
Capital taxes (recovery) expense	(24,629)	139,871	42,272
Income tax (recovery) expense	(4,511,855)	(1,915,129)	42,272

Aurizon Mines Ltd.

13.

INCOME TAXES (Continued)

Temporary differences giving rise to future income tax assets and liabilities:

	2006	2005
	$	$
Future income tax assets
Unrealized non-hedge derivative losses	2,789,729	-
Asset retirement obligations	716,771	712,881
Other	1,036,646	1,473,163
Non-capital losses	13,393,298	12,502,456
	17,936,444	14,688,500
Less: valuation allowance	(6,643,894)	(5,022,127)
	11,292,550	9,666,373

Future income tax liabilities
Deferred finance costs	365,772	-
Mineral properties	9,651,443	6,317,809
Property, plant & equipment	1,034,864	1,454,248
Other	240,471	1,894,316
	11,292,550	9,666,373

As at December 31, 2006, a future income tax liability of $8,566,572 (2005 - $5,384,379) existed in respect of Quebec mining duties.  This liability is payable at a tax rate of 12% of future mining income that exceeds $66 million of accumulated costs available for deduction against income for mining duties tax purposes.

The Company has approximately $110 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  The Company also has non-capital losses of $47 million which may be carried forward from 2007 to 2016, before expiring.

In addition, the Company has Quebec non-refundable tax credits of $7.7 million which may be carried forward from 2013 to 2016, before expiring and $2.6 million of federal non-refundable tax credits which maybe carried forward from 2013 to 2016.  No benefit has been recognized in respect of these amounts.

As a result of the renunciation of tax benefits relating to flow through shares in 2006 and 2005, tax benefits not previously recognized have been offset against the future tax liabilities arising on flow through share renunciation.  This resulted in a tax recovery being recorded in 2006 of $4,487,226 (2005 - $2,055,000) with a corresponding reduction in shareholders’ equity.

Aurizon Mines Ltd.

14.

SHARE CAPITAL

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
December 31, 2003	97,362,619	121,750,973
Private placements	4,500,000	8,342,588
Exercise of warrants	410,303	553,602
Exercise of stock options	1,148,600	1,115,360
December 31, 2004	103,421,522	131,762,523
Private placements	14,777,776	24,039,000
Public offering	20,740,750	26,177,277
Exercise of stock options	592,000	593,500
Future income tax effect of flow through shares	-	(2,055,000)
December 31, 2005	139,532,048	180,517,300
Private placements	5,500,000	14,188,476
Future income tax effect of flow through shares	-	(4,487,226)
Mineral property payments	57,500	177,050
Exercise of stock options	1,223,500	2,935,098
December 31, 2006	146,313,048	193,330,698

On March 30, 2006, the Company completed a private placement of 5,500,000 flow through common shares of the Company at a price of $2.75 per share, for gross proceeds of $15,125,000.  Total issue costs related to this private placement totaled $936,524.

At December 31, 2006, the Company had met the requirement to incur $15,125,000 of eligible flow through expenditures.  These expenditures will be renounced for tax purposes in 2007.

On December 2, 2005, the Company completed a bought deal public offering with a syndicate of underwriters whereby the syndicate purchased 20,740,750 common shares of the Company at a price of $1.35 per share, for gross proceeds of $28 million.  Total issue costs relating to this offering were $1,822,737.

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares of the Company at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  On April 21, 2005 the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  Issue costs related to this private placement totaled $1,294,331.

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  None of the warrants were exercised.  Issue costs related to this private placement totaled $657,412.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (Continued)

c)

Warrants

Warrants outstanding as at December 31, 2005 and the changes during the year are presented below:

	2005
	Shares	Weighted-average exercise price
Outstanding at beginning of year	6,300,370	$2.43
Issued	-	-
Exercised	-	-
Expired	(6,300,370)	$2.43
Outstanding at end of year	-	-

No warrants were issued or expired during 2006.

d)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant and others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not exceed 8,229,900 shares.

The status of stock options granted to employees and directors as at December 31, 2006 and 2005 and the changes during the years ended on those dates is presented below:

	2006		2005
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	2,482,500	$1.64	1,584,500	$1.57
Granted	2,120,000	$2.40	1,550,000	$1.44
Exercised	(1,223,500)	$1.89	(592,000)	$1.00
Expired	(15,000)	$1.50	(60,000)	$1.13
Outstanding at end of year	3,364,000	$2.02	2,482,500	$1.64
Vested and exercisable at the end of the year	3,349,000	$2.02	2,482,500	$1.64

A summary of information about the incentive stock options outstanding and exercisable at December 31, 2006 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $2.06	1,314,000	2.6 years	$1.44
$2.07 - $2.81	2,050,000	4.4 years	$2.40

During the first quarter of 2006, incentive stock options were granted to Casa Berardi employees to purchase up to 60,000 shares at an exercise price of $2.57 per share.  The fair value of the options granted was estimated as $0.96 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in stock based compensation of $57,703.  As these options were granted to Casa Berardi employees, the expense has been capitalized to mineral properties.

Aurizon Mines Ltd.

14.

SHARE CAPITAL (Continued)

During the second quarter of 2006, incentive options were granted to officers, directors and employees to purchase up to 2,000,000 shares at an exercise price of $2.38 per share.  The fair value of the options granted was estimated as $1.07 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in stock based compensation of $2,144,000.  As certain options were granted to employees of Casa Berardi, $418,080 has been capitalized to mineral properties and $1,725,920 charged to operations.

During the third quarter of 2006, incentive stock options were granted to senior staff members at Casa Berardi to purchase up to 60,000 shares at an exercise price of $2.81 per share.  These options vest over a three year period, of which 25% vest immediately.  The fair value of the options granted was estimated at $1.08 per share option on the date of the grant based on the Black-Scholes option-pricing model, which resulted in stock based compensation of $64,980.  As these options were granted to employees of Casa Berardi, the expense has been capitalized to mineral properties.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2006	2005	2004
Expected volatility	49%	53%	52%
Risk-free interest rate	4.20%	3.59%	3.24%
Expected lives	4.4 Years	3.2 Years	2 Years
Dividend yield	Nil	Nil	Nil
Stock based compensation costs	$2,266,283	$726,099	$36,757
Allocated as follows:
Charged to operations	$1,725,920	$726,099	$36,757
Capitalized to mineral properties	$540,363	-	-
Stock based compensation
Beginning of year	$1,176,856	$450,757	414,000
Stock based compensation expense	$2,266,283	$726,099	36,757
Exercise of stock options	($621,089)	-
End of year	2,822,050	1,176,856	450,757

15.

CORPORATE TAKEOVER BID COSTS

On May 23, 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to make an unsolicited offer to acquire all of the Company’s outstanding shares.  The Company’s Board of Directors concluded that the Northgate offer was inadequate and not in the best interests of the Company’s shareholders and on June 15, 2006, the Company commenced an action to enforce its confidentiality and standstill agreement with Northgate dated October 19, 2005 and to recover damages for costs incurred as a result of such breach.

On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement entered into by Northgate for the remainder of its one-year term, the effect of which prevented Northgate from proceeding with its unsolicited takeover bid for the Company.

The costs incurred as a result of this unsolicited bid totaled $5,247,426 and have been charged to operations.  The Company has an outstanding claim against Northgate and Northgate Acquisition ULC for damages up to the date of the injunction.

Aurizon Mines Ltd.

16.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2006	2005	2004
	$	$	$
Accounts receivable	735,674	(960,500)	(302,877)
Gold Inventory	(3,836,050)	-	(284,725)
Supplies Inventory	(1,107,618)	(111,304)	(274,696)
Prepaids	109,092	(668,000)	(171,430)
Accounts payable and accrued liabilities	(22,017)	1,002,584	(217,338)
Increase in non-cash working capital	(4,120,919)	(737,220)	(1,251,066)

b)

Other information

	2006	2005	2004
	$	$	$
Taxes paid	-	58,737	106,171
Interest paid	2,399,553	-	-
Non-cash items:
Fair value of shares issued for mineral properties (Note 9 ( c))	177,050	-	-

c)

Cash and cash equivalents

	2006	2005
	$	$
Cash	500,798	292,685
Short-term investments with maturities of less than three months, bearing interest at rates varying from 4.16% to 4.22% (3.04% to 3.92% in 2005)	8,964,417	24,717,528
Cash and cash equivalents	9,465,215	25,010,213

17.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, refundable tax credits, reclamation deposits, and accounts payable.

At December 31, 2006, the Company had commodity and currency contracts as described in note 10(a).

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of loss and deficit is summarized as follows:

a)

Balance Sheets

	2006			2005
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Cash	9,465,215		9,465,215	25,010,213		25,010,213
Restricted cash	19,357,224		19,357,224	-		-
Accounts receivable	1,822,447		1,822,447	2,262,654		2,262,654
Refundable mining duties	4,588,037		4,588,037	2,275,000		2,275,000
Refundable tax credits	804,252		804,252	814,217		814,217
Inventories	5,841,020	455,443	6,296,463	897,352		897,352
Prepaids	1,145,552		1,145,552	1,254,644		1,254,644
Current assets	43,023,747		43,479,190	32,514,080		32,514,080

Refundable mining duties	3,298,407		3,298,407	2,479,024		2,479,024
Deferred finance costs (f)	5,252,392	(2,966,328)	2,286,064	480,716		480,716
Reclamation deposits	138,348		138,348	106,771		106,771
Property, plant & equipment	39,909,934	(744,346)	39,165,588	21,462,384		21,462,384
Mineral properties (d)	134,606,035	(4,925,029)	129,681,006	83,144,045	(8,901,522)	74,242,523
Total assets	226,228,863		218,048,603	140,187,020		131,285,498

Current liabilities	8,742,565		8,742,565	7,477,802		7,477,802
Current portion of long term debt	4,435,524		4,435,524	-		-
	13,178,089		13,178,089	7,447,802		7,477,802
Unrealized non-hedge derivative liabilities	8,745,233		8,745,233	-		-
Long-term debt	68,840,439		68,840,439	-		-
Asset retirement obligations	2,246,931		2,246,931	2,095,476		2,095,476
Future income taxes (e)	8,566,572	825,000	9,391,572	5,384,379	4,327,778	9,712,157
Total liabilities	101,577,264		102,402,264	14,957,657		19,285,435

Share capital	193,330,698			180,517,300
		482,465			482,465
		(410,552)	193,402,611		(4,072,778)	176,926,987
Contributed surplus	742,943	287,893	1,030,836	742,943	287,893	1,030,836
Stock based compensation	2,822,050		2,822,050	1,176,856		1,176,856
Deficit	(72,244,092)	(9,365,066)	(81,609,158)	(57,207,736)	(9,926,880)	(67,134,616)
Total shareholders’ equity	124,651,599		116,171,660	125,229,363		112,000,063
Total liabilities & shareholders’ equity	226,228,863		218,048,603	140,187,020		131,285,498

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)

Statements of Operations and Deficit

	2006	2005	2004
	$	$	$
Net Loss from continuing operations - under Canadian GAAP	(15,036,356)	(2,041,997)	(1,475,942)
Gold revenues	5,011,415	-	-
Operating costs	(2,436,228)	-	-
Depletion and depreciation expense	(1,042,563)	-	-
Interest on long term debt	(583,705)	-	-
Amortization of accretion	(151,455)	-	-
Future income tax expense (e)	(159,448)	(255,000)	-
Amortization of deferred finance charges	(76,202)	-	-
Net Loss from continuing operations - under U.S. GAAP	(14,474,542)	(2,296,997)	(1,475,942)
Net Earnings (Loss) from discontinued operations	-	3,785,525	(3,484,643)
Net Earnings (Loss) for the year – under U.S. GAAP	(14,474,542)	1,488,528	(4,960,585)
Deficit - under U.S. GAAP – Beginning of Year	(67,134,616)	(68,623,144)	(63,662,559)
Deficit – under U.S. GAAP – End of Year	(81,609,158)	(67,134,616)	(68,623,144)
Basic and diluted loss per common share from continuing operations – under U.S. GAAP	(0.10)	(0.02)	(0.01)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	(0.10)	0.01	(0.05)

c)

Statements of Cash Flow

	2006	2005	2004
	$	$	$
Cash flow from operating activities – under Canadian GAAP	(13,022,077)	(4,137,285)	(3,186,542)
Gold revenues	5,011,415	-	-
Operating costs	(2,436,228)	-	-
Interest on long term debt	(583,705)	-	-
Cash flow from operating activities – under U.S. GAAP	(11,030,595)	(4,137,285)	(3,186,542)
Investing activities – under Canadian GAAP	(87,529,694)	(32,937,448)	(22,510,381)
Gold revenues deferred	(5,011,415)	-	-
Operating costs capitalized	2,436,228	-	-
Interest on long term debt capitalized	583,705	-	-
Investing activities – under U.S. GAAP	(89,521,176)	(32,937,448)	(22,510,381)
Financing activities – under Canadian and U.S. GAAP	85,006,773	50,329,060	10,011,550
Increase (decrease) in cash from continuing operations - under Canadian and U.S. GAAP	(15,544,998)	13,254,327	(15,685,373)

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

e)

Flow-through shares

As described in note 14, the Company issued by way of private placements, 5,500,000 flow through common shares at $2.75 per share in 2006; 10,555,555 flow-through common shares at $1.80 per share in 2005; and 4,500,000 flow-through common shares at $2.00 per share in 2004.  The Company received premiums to market on these issuances of $825,000, $4,327,778 and $1,800,000 respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $4,487,226 and $2,055,000 for 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow through share financings for which the costs were renounced.  Under U.S. GAAP, future income taxes differ because of the different accounting treatment for flow-through shares.

f)

Deferred start-up costs

Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project.  Under U.S. GAAP, these costs are expensed once the mine commences production of gold.  Accordingly, revenues, cost of sales, accretion of asset retirement obligations, depreciation of life of mine assets and financing costs are all expensed when gold production commences for U.S. GAAP purposes.

g)

New Pronouncements

i)

In June 2006 FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109”.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end.  The Company does not expect the adoption of this Interpretation to have a significant effect on our results of operations or financial position.

ii)

In September 2006 FASB issued SFAS No. 157, “Fair Value Measurement” in order to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

iii)

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock based awards granted, modified or settled after the effective date using the fair value measurement method.

Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period.  For unvested awards outstanding as of the effective date, compensation will be recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative impact adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 between Canadian and U.S. GAAP.

Notes

Casa Berardi

10400E
10800E
11200E
11600E
12000E
12400E
12800E
WEST MINE
PRINCIPAL ZONES
CROWN PILLAR
280m level track drift
-400m
550 m
123-S Zone
Lower Inter Zone
Zone 113
690 m
Drilling Area
-800m
790 m
Possible Exploration Drift
890 m
122-Deep Zone
Drilling Area
Legend
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
0
200m

Exploration

Two new high grade gold bearing quartz zones discovered close to newly developed infrastructure

122-Deep Zone
Vertical Longitudinal Section
118
12000E
12200E
-1000m
4.4/18.2
7.7/21.0
2.7/11.5
inc. 5.7/2.3
3.3/20.3
3.7/13.9
NS
12.2/9.9
inc. 31.3/3.6
3.1/11.7
inc.10.0/3.0
12.2/7.2
-1200m
0
100m

123-S Zone
Vertical Longitudinal Section
-600m
12200E
12400E
S-252A
10.2/13.3
S-253A
6.4/11.5
4.4/3.4
S-252
32.7/13.8
S-253
13.1/11.6
4.4/3.1
150m
-800m
8.3/0.3
8.1/5.5
9.6/0.7
0
50m

Casa Berardi Property
(1998)
< 10% of property explored
below 300 metres
Infrastructure and land
acquired for 10% of value
ONTARIO
QUEBEC
WEST MINE
EAST MINE
Exploration potential
0
10 km
Controls 37 km along the Casa Berardi fault

CASA BERARDI GROWTH PLAN

- Establish production profile
- Underground drilling to increase reserves
- Surface drilling to increase resources

	Current Plan	Potential
Average Annual Production	175,000 oz	200,000 oz
Life of Mine	6.2 Years	>15.0 Years
Total Mine Production	1.1 MM oz	>3.0 MM oz

SIGNIFICANT UPSIDE POTENTIAL!

Casa Berardi Mill Facilities

Head frame at Casa Berardi
October 2006

Head frame at Casa Berardi

Joanna and Kipawa:
Prospective exploration properties, close to infrastructure

Joanna Gold Property

Project close to infrastructure - ability to fast track to development stage

Wide gold corridor with potential for low grade, high tonnage deposit

Re-logging and assaying of historical drill holes in progress

Resource evaluation in progress

Drill program commenced to test lateral extension and investigate depth potential

3.1/45.7
Prospective Gold Corridor
?
8500E
?
9000E
Mineralized Zones
Exploration Area
-500m
Vertical Long Section
N
Doyon
Bousquet
LaRonde
Joanna Claims
Cadillac Break
Rouyn 20 km
15 km
0 2Km

Kipawa Gold/Uranium Property

Large gold/uranium prospect, close to infrastructure

Large scale airborne surveys and till sampling completed on Southern part of claims, in progress on Northern portion

Four distinct gold dispersion trains discovered, visible gold in till

Closer spaced airborne survey to define drill targets completed

Overburden drill program to commence in second quarter 2007

Diamond drill program to commence in third quarter 2007

Aurizon claims
Gold in heavy minerals concentrate from till
>0.9g/t Au
0.2 - <0.9g/t Au
0.0 - <0.2g/t Au
non-sufficient sample
QUEBEC
ONTARIO
Detailed Sketch
(stage I-II)
(stage III)
Observed gold grains on separation table
>100.0g/t
0.9g/t
1.3g/t
2.0g/t
7.2g/t
8.3g/t
1.1g/t
1.9g/t
5.3g/t
See Detailed Sketch
Gold in heavy minerals concentrate from till

AURIZON MINES LTD. - CORPORATE DIRECTORY

CORPORATE OFFICE
Aurizon Mines Ltd.
Suite 900, 510 Burrard Street,
Vancouver, B.C. V6C 3A8
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

OPERATIONS
Mines Aurizon ltée
C.P. 487, 1010 - 3rd Avenue East,
Val-d'Or, Quebec J9P 4P5
Tel: (819) 874-4511
Fax: (819) 874-3391
Email: aurizon@aurizon.qc.ca

ANNUAL MEETING
10:00 a.m. Pacific Daylight Time,
Friday, May 11, 2007
Computershare Investor Services Inc.
3rd Floor Boardroom,
510 Burrard Street,
Vancouver, B.C. V6C 3B9

TRANSFER AGENT & REGISTRAR
Computershare Investor Services Inc.
510 Burrard Street,
Vancouver, B.C. V6C 3B9
National Call Centre: 1-800-564-6253
Tel: (604) 661-0222
Fax: (604) 661-9480
Email: service@computershare.com

LEGAL COUNSEL
DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: (604) 687-1224
Fax: (604) 687-3635

AUDITORS
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, B.C. V6C 3S7
Tel: (604) 806-7000
Fax: (604) 806-7806

INVESTOR RELATIONS
For investor inquires and an investors package, including a Financial Report in French, please contact Investor Relations at:
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com
Web Site: www.aurizon.com
Toll Free Can./U.S.: 1-888-411-GOLD

An electronic copy of the 2006 Financial Report and the 2007 Annual Meeting Proxy Statement is available online in the Investors Section of the Company's website at www.aurizon.com

Electronic copies of quarterly earnings reports and recent news releases may also be found in the same location.

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange
Ticker Symbol: **ARZ**
The American Stock Exchange
Ticker Symbol: **AZK**

CAPITALIZATION
Authorized

Common Shares:	500,000,000
Preferred Shares:	100,000,100
Issued at December 31, 2006	
Common Shares:	146,313,048
Fully diluted:	149,677,048

DIRECTORS
SARGENT H. BERNER [1]
LOUIS DIONNE
RICHARD FAUCHER [1, 2]
DAVID P. HALL
FRANK A. LANG
BRIAN S. MOORHOUSE, *Lead Director* [1, 2]
ROBERT NORMAND [2]
IAN S. WALTON

1 Member of Executive Compensation and Corporate Governance Committee
2 Member of Audit Committee

MANAGEMENT
DAVID P. HALL, C.A.
Chairman, President & Chief Executive Officer

IAN S. WALTON, C.A.
Executive Vice-President & Chief Financial Officer

MICHEL GILBERT, ing.
Vice President

GILLES BROUSSEAU
General Manager, Mining

JULIE A. STOKKE KEMP
Corporate Secretary

CHRIS McLEAN, CMA
Corporate Controller

Gold pour at Casa Berardi Mine

*Caution Concerning Forward Looking Statements

This Annual Report contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this Annual Report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "forecast", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "indicates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

Cautionary Note to U.S. Investors Regarding Mineral Resources

Printed in Canada

Aurizon Mines Ltd.
ARZ - TSX
AZK - AMEX
2006 FINANCIAL REPORT

Growth in Gold